Exhibit 99.1

Niu Technologies Announces Unaudited Second Quarter 2025 Financial Results

-- Second Quarter Revenues of RMB 1,255.7 million, increase 33.5% year over year

-- Second Quarter Net Income of RMB 5.9 million, compared to net loss of RMB 24.9 million in the same period of last year

BEIJING, China, August 11, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Revenues were RMB 1,255.7 million, an increase of 33.5% year over year
•	Gross margin was 20.1%, compared with 17.0% in the second quarter of 2024
•	Net income was RMB 5.9 million, compared with net loss of RMB 24.9 million in the second quarter of 2024
•	Adjusted net income (non-GAAP)[1] was RMB 13.7 million, compared with adjusted net loss of RMB 19.5 million in the second quarter of 2024

Second Quarter 2025 Operating Highlights

•	The number of e-scooters sold was 350,090, up 36.7% year over year
•	The number of e-scooters sold in China was 318,719, up 53.6% year over year
•	The number of e-scooters sold in the international markets was 31,371, down 35.5% year over year
•	The number of franchised stores in China was 4,304 as of June 30, 2025
•	The number of distributors in our international sales network was 57, covering 53 countries as of June 30, 2025

Dr. Yan Li, Chief Executive Officer of the Company, remarked, “During China’s e-commerce peak season in May and June, our products consistently ranked among the best-selling mid to high-end models in the electric bicycle and electric motorcycle sectors. Featuring enhanced intelligence and functionality, our new models launched in the first half of 2025 demonstrated our commitment to smart technology. In addition, we expanded our domestic retail network to over 4,300 stores in China, reinforcing our growth strategy in the domestic market.”

Dr. Li continued, “In overseas markets, our electric motorcycles continued their steady recovery throughout the first half, in line with our overseas strategy. Meanwhile, sales in the micromobility segment softened due to ongoing geopolitical and economic uncertainties.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Second Quarter 2025 Financial Results

Revenues reached RMB 1,255.7 million, representing a 33.5% increase year-over-year. This growth was mainly driven by a 36.7% increase in sales volume, partially offset by a 2.3% decrease in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2025 Q2	2024 Q2	% change YoY
E-scooter sales from China market	1,056.9	727.1	+45.4%
E-scooter sales from international markets	103.1	130.4	-20.9%
E-scooter sales, sub-total	1,160.0	857.5	+35.3%
Accessories, spare parts and services	95.7	83.0	+15.3%
Total	1,255.7	940.5	+33.5%

Revenues per e-scooter (in RMB)	2025 Q2	2024 Q2	% change YoY
E-scooter sales from China market[2]	3,316	3,503	-5.3%
E-scooter sales from international markets[2]	3,288	2,682	+22.6%
E-scooter sales	3,313	3,347	-1.0%
Accessories, spare parts and services[3]	274	324	-15.4%
Revenues per e-scooter	3,587	3,671	-2.3%

▪	E-scooter sales revenues from China market were RMB 1,056.9 million, an increase of 45.4% year-over-year, and represented 91.1% of total e-scooter revenues. The increase was mainly due to a significant increase in sales volume, partially offset by a slight decrease in revenues per e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 103.1 million, a decrease of 20.9% year-over-year, and represented 8.9% of total e-scooter revenues. The decrease was mainly due to a decrease in sales volume and revenues per e-scooter of kick-scooters in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 95.7 million, an increase of 15.3% year-over-year, and represented 7.6% of total revenues. The increase was mainly due to an increase in accessories and spare parts sales in China market.
▪	Revenues per e-scooter was RMB 3,587, a decrease of 2.3% year-over-year, mainly due to decreased revenues per e-scooter in China market, partially offset by increased revenues per e-scooter in international markets.

Cost of revenues was RMB 1,003.2 million, an increase of 28.5% year-over-year, in line with the growth trend of revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,866, a decrease of 6.0% from RMB 3,048 in the second quarter of 2024. This decrease was mainly due to changes in product mix, along with the cost-reduction impact in China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 20.1%, compared with 17.0% in the same period of 2024. The increase was mainly driven by a higher proportion of e-scooter sales and an improved gross margin in China market, reflecting the positive impact of our cost-reduction initiatives.

Operating expenses were RMB 264.9 million, an increase of 38.1% year over year. Operating expenses as a percentage of revenues was 21.1%, compared with 20.4% in the second quarter of 2024.

▪	Selling and marketing expenses were RMB 202.2 million (including RMB 1.7 million of share-based compensation), an increase of 68.2% from RMB 120.2 million in the second quarter of 2024, primarily driven by a RMB 69.2 million increase in spending on online shopping festivals and other advertising in China market. Selling and marketing expenses as a percentage of revenues was 16.1%, compared with 12.8% in the second quarter of 2024.
▪	Research and development expenses were RMB 43.7 million (including RMB 2.8 million of share-based compensation), an increase of 35.5% from RMB 32.3 million in the second quarter of 2024, mainly due to a RMB 6.1 million increase in staff cost and share-based compensation, as well as a RMB 4.9 million increase in design and testing expenses. Research and development expenses as a percentage of revenues was 3.5%, compared with 3.4% in the second quarter of 2024.
▪	General and administrative expenses were RMB 19.1 million (including RMB 3.2 million of share-based compensation), a decrease of 51.6% from RMB 39.3 million in the second quarter of 2024, mainly due to an increase in foreign exchange gain of RMB 24.7 million. General and administrative expenses as a percentage of revenues was 1.5%, compared with 4.2% in the second quarter of 2024.

Operating expenses excluding share-based compensation were RMB 257.3 million, an increase of 37.9% year over year, and represented 20.5% of revenues, compared with 19.8% in the second quarter of 2024.

▪	Selling and marketing expenses excluding share-based compensation were RMB 200.5 million, an increase of 68.6% year over year, and represented 16.0% of revenues, compared with 12.6% in the second quarter of 2024.
▪	Research and development expenses excluding share-based compensation were RMB 40.9 million, an increase of 34.5% year over year, and represented 3.3% of revenues, compared with 3.2% in the second quarter of 2024.
▪	General and administrative expenses excluding share-based compensation were RMB 15.9 million, a decrease of 57.4% year over year, and represented 1.3% of revenues, compared with 4.0% in the second quarter of 2024.

Share-based compensation was RMB 7.9 million, compared with RMB 5.4 million in the same period of 2024.

Income tax benefit was RMB 12.5 million, compared with income tax expense of RMB 1.0 million in the same period of 2024.

Net income was RMB 5.9 million, compared with net loss of RMB 24.9 million in the second quarter of 2024. The net income margin was 0.5%, compared with net loss margin of 2.6% in the same period of 2024.

Adjusted net income (non-GAAP) was RMB 13.7 million, compared with an adjusted net loss of RMB 19.5 million in the second quarter of 2024. The adjusted net income margin4 was 1.1%, compared with an adjusted net loss margin of 2.1% in the same period of 2024.

Basic and diluted net income per ADS were both RMB 0.07 (US$ 0.01).

Balance Sheet

As of June 30, 2025, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,226.6 million in aggregate. The Company had restricted cash of RMB 214.8 million and short-term bank borrowings of RMB 220.0 million.

Business Outlook

NIU expects revenues of the third quarter 2025 to be in the range of RMB 1,433 million to RMB 1,638 million, representing a year-over-year increase of 40% to 60%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, August 11, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2025 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2025 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI7cb0e8479a9b40adad9622e7836a0677

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.1636 to US$ 1.00, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	630,021,303	1,091,655,358	152,389,212
Term deposits	274,351,895	134,915,995	18,833,547
Restricted cash	216,395,796	214,758,000	29,979,061
Short-term investments	-	52,258	7,295
Accounts receivable, net	131,921,419	139,323,331	19,448,787
Inventories	649,177,719	718,555,675	100,306,504
Prepayments and other current assets	267,938,339	305,238,176	42,609,606
Total current assets	2,169,806,471	2,604,498,793	363,574,012

Non-current assets
Property, plant and equipment, net	320,013,632	345,609,048	48,245,163
Intangible assets, net	1,043,801	910,718	127,131
Operating lease right-of-use assets	71,223,350	76,863,145	10,729,681
Deferred income tax assets	31,752,254	47,105,326	6,575,650
Other non-current assets	19,318,659	19,063,041	2,661,098
Total non-current assets	443,351,696	489,551,278	68,338,723

Total assets	2,613,158,167	3,094,050,071	431,912,735

LIABILITIES
Current liabilities
Short-term bank borrowings	200,000,000	220,000,000	30,710,816
Notes payable	294,348,768	280,000,000	39,086,493
Accounts payable	869,015,140	1,131,648,176	157,971,994
Income taxes payable	1,071,914	22,237	3,104
Advances from customers	35,892,860	138,749,942	19,368,745
Deferred revenue-current	50,247,103	51,824,384	7,234,405
Accrued expenses and other current liabilities	201,356,008	330,572,447	46,146,135
Total current liabilities	1,651,931,793	2,152,817,186	300,521,692

Deferred revenue-non-current	16,886,859	17,168,966	2,396,695
Deferred income tax liabilities	3,269,464	3,067,157	428,159
Operating lease liabilities	89,990	5,175,294	722,443
Other non-current liabilities	9,697,841	12,181,058	1,700,410
Total non-current liabilities	29,944,154	37,592,475	5,247,707

Total liabilities	1,681,875,947	2,190,409,661	305,769,399

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,549	90,787	12,673
Class B ordinary shares	10,316	10,316	1,440
Additional paid-in capital	1,988,638,160	2,004,071,073	279,757,534
Accumulated other comprehensive loss	(3,129,362)	(13,240,087)	(1,848,245)
Accumulated deficit	(1,054,327,443)	(1,087,291,679)	(151,780,066)
Total shareholders’ equity	931,282,220	903,640,410	126,143,336

Total liabilities and shareholders’ equity	2,613,158,167	3,094,050,071	431,912,735

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues	940,485,316	1,255,706,686	175,289,894	1,445,219,891	1,937,695,138	270,491,811
Cost of revenues(a)	(780,800,920)	(1,003,227,265)	(140,045,126)	(1,189,985,235)	(1,567,134,506)	(218,763,542)
Gross profit	159,684,396	252,479,421	35,244,768	255,234,656	370,560,632	51,728,269

Operating expenses:
Selling and marketing expenses(a)	(120,227,190)	(202,168,443)	(28,221,626)	(225,560,363)	(316,766,358)	(44,218,878)
Research and development expenses(a)	(32,257,721)	(43,716,913)	(6,102,646)	(61,188,696)	(73,518,519)	(10,262,790)
General and administrative expenses(a)	(39,345,476)	(19,057,766)	(2,660,362)	(69,958,435)	(39,708,380)	(5,543,076)
Total operating expenses	(191,830,387)	(264,943,122)	(36,984,634)	(356,707,494)	(429,993,257)	(60,024,744)
Government grants	-	-	-	3,756	386,890	54,008
Operating loss	(32,145,991)	(12,463,701)	(1,739,866)	(101,469,082)	(59,045,735)	(8,242,467)

Interest expenses	(1,520,883)	(1,556,698)	(217,307)	(2,487,283)	(2,968,020)	(414,320)
Interest income	8,762,650	6,671,638	931,325	18,017,361	13,565,110	1,893,616
Investment income	1,001,901	681,245	95,098	1,001,901	689,025	96,184
Loss before income taxes	(23,902,323)	(6,667,516)	(930,750)	(84,937,103)	(47,759,620)	(6,666,987)
Income tax (expense) benefit	(1,016,141)	12,548,000	1,751,633	5,221,026	14,795,384	2,065,356
Net (loss) income	(24,918,464)	5,880,484	820,883	(79,716,077)	(32,964,236)	(4,601,631)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	2,026,261	(7,115,515)	(993,288)	2,532,754	(10,110,725)	(1,411,403)
Comprehensive loss	(22,892,203)	(1,235,031)	(172,405)	(77,183,323)	(43,074,961)	(6,013,034)
Net (loss) income per ordinary share
—Basic	(0.16)	0.04	0.01	(0.50)	(0.21)	(0.03)
—Diluted	(0.16)	0.04	0.00	(0.50)	(0.21)	(0.03)
Net (loss) income per ADS
—Basic	(0.31)	0.07	0.01	(1.01)	(0.41)	(0.06)
—Diluted	(0.31)	0.07	0.01	(1.01)	(0.41)	(0.06)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net (loss) income per ordinary share
—Basic	158,541,994	159,670,250	159,670,250	158,127,845	159,500,699	159,500,699
—Diluted	158,541,994	164,767,384	164,767,384	158,127,845	159,500,699	159,500,699
Weighted average number of ADS outstanding used in computing net (loss) income per ADS
—Basic	79,270,997	79,835,125	79,835,125	79,063,923	79,750,350	79,750,350
—Diluted	79,270,997	82,383,692	82,383,692	79,063,923	79,750,350	79,750,350

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	138,354	223,656	31,221	441,889	477,164	66,610
Selling and marketing expenses	1,328,704	1,656,505	231,239	3,338,816	3,318,582	463,256
Research and development expenses	1,831,979	2,785,623	388,858	3,273,257	5,412,153	755,507
General and administrative expenses	2,070,589	3,194,639	445,954	4,626,439	6,142,631	857,478
Total share-based compensation expenses	5,369,626	7,860,423	1,097,272	11,680,401	15,350,530	2,142,851

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(24,918,464)	5,880,484	820,883	(79,716,077)	(32,964,236)	(4,601,631)
Add:
Share-based compensation expenses	5,369,626	7,860,423	1,097,272	11,680,401	15,350,530	2,142,851
Adjusted net (loss) income	(19,548,838)	13,740,907	1,918,155	(68,035,676)	(17,613,706)	(2,458,780)